UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6‑K
 _______________

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of March, 2018
Commission File Number: 001-38262
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LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA
SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)
LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
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Reconquista 1088, 7th Floor Zip Code C1003ABQ – Ciudad Autónoma de Buenos Aires Republic of Argentina
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Table of Contents

Item	Description
1	Notice calling to an ordinary shareholders’ meeting

Item 1. Notice calling to an ordinary shareholders´ meeting.

NOTICE CALLING TO AN ORDINARY SHAREHOLDERS’ MEETING

LOMA NEGRA C.I.A.S.A. summons  its shareholders to the Ordinary Shareholders’ Meeting to be held on April 25, 2018 at 10.00 AM, on first call, and for the same day at 12.00 AM on second call, at the auditorium on the ground floor of the building located at Leandro N. Alem Av. No. 882 of the Autonomous City of Buenos Aires (not the corporate headquarters) to consider the following agenda:

1.	Appointment of the persons in charge of subscribing the minute.
2.	Consideration of the documents to which paragraph 1°) of Section 234 of the Argentine Corporations Act refers to, that correspond to the regular financial year N°93 ended on December 31st, 2017.
3.
Consideration of the positive unallocated earnings of the year ended on December 31st, 2017 of the amount of ARS 1,590,842,382. Consideration of the proposal of the Board of Directors to allocate such amount to an optional reserve.

4.
Regularization of the negative balance of ARS (435,241,562) of the account Other Capital Adjustments in accordance with what was reported in the final prospectus related to the public offering of 30,000,000 new shares of the Company in 2017. Consideration of the proposal of the Board of Directors to absorb said balance with the account Issue Premium.

5.	Consideration of the performance of the members of the Board of Directors for the year ended December 31, 2017.
6.	Consideration of the performance of the members of the Supervisory Committee for the year ended on December 31st, 2017.
7.	Consideration of the remuneration of the Board of Directors that corresponds to the year that ended on December 31st, 2017 of ARS 33,494,719.54 (total amount of remunerations).
8.	Consideration of the remuneration of the members of the Supervisory Committee for the year ended on December 31st, 2017.
9.
Setting of the number of directors and appointment of the full and alternate members for year 2018. Approval of a policy aimed at maintaining a proportion of at least 20% independent members over the total number of members of the Board during the year in course.

10.	Appointment of the full and alternate members of the Supervisory Committee for year 2018.
11.	Appointment of External Auditors and of the main partner and alternate partner of the respective accounting firm for the year of 2018.
12.	Approval of the fees of the External Auditors for the year ended on December 31st, 2017.
13.	Consideration of the fees of the External Auditors for the year 2018.
14.	Approval of the budget of the Audit Committee for 2018.
15.	Granting of the relevant authorizations for the carrying out of paperwork and to make the necessary filings.

NOTE 1: The Shareholders are hereby reminded that the Register of book-entry shares of the Company is kept by Caja de Valores S.A., with domicile at 25 de Mayo 362, Autonomous City of Buenos Aires. Therefore, in accordance with the provisions of Section 238 of the General Companies Law No. 19,550, in order to attend the meeting, they must obtain a certificate of the book-entry account issued by Caja de Valores S.A. and submit such certificate for their registration in the Attendance Record Book, at the registered office, located at Reconquista 1088, 7th floor, Autonomous City of Buenos Aires, on business days from 10:00 a.m. to 1:00 p.m. and from 15:00p.m. to 17:00p.m., until April 19, 2018 at 5:00 pm.

NOTE 2: Pursuant to the provisions of Section 22, Chapter II, Title II of the Rules of the National Securities Commission (Comisión Nacional de Valores) (2013), at the time of communication of assistance and effective concurrence, the shareholders and their representatives must provide the following information: name, surname and ID No., or company name, address and registration data, as the case may be, and any other data required by the aforementioned rules. Shareholders that are companies incorporated abroad must provide evidence of their registration under the terms of Section 118 or 123 of the General Companies Law No. 19,550, as applicable.

NOTE 3: Pursuant to the provisions of Section 24, Chapter II, Title II of the Rules of the National Securities Commission (Comisión Nacional de Valores) (2013), the Shareholders who are legal entities or other legal structures, must inform the Company of their final beneficiaries. To this end, they must provide the following information: name and surname, nationality, address, date of birth, ID No., CUIT, CUIL or other form of tax identification, and profession.

NOTE 4: The Shareholders are requested to attend at least 15 minutes before the scheduled time for the meeting, in order to enable their accreditation and registration of attendance. No accreditations will be accepted outside the set schedule.

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Marcos I. Gradin
Investor Relations
LOMA NEGRA C.I.A.S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: March 20, 2018	By:	/s/ Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer